Exhibit 99.1

Yatsen Announces Completion of First Tranche in Previously Announced Private Placement and Hillhouse Participation

GUANGZHOU, China, May 21, 2026 - Yatsen Holding Limited ("Yatsen" or the "Company") (NYSE: YSG), a leading China-based beauty group, today announced the participation of Hillhouse in the Company's previously announced private placement of RMB-denominated convertible senior notes and warrants (the "Transaction"), and the completion of the first tranche of the Transaction.

Certain affiliates of Hillhouse have joined the investment vehicle for the Transaction (the "Purchaser") as a co-investor, alongside Trustar Capital and Mr. Jinfeng Huang, the Company's founder, Chairman and Chief Executive Officer. The Company and the Purchaser have entered into an amendment to the original note purchase agreement to reflect the expanded investor base.

The closing of the first tranche of the notes (the "First Note") and the corresponding warrants occurred on May 21, 2026. Subject to the satisfaction of applicable closing conditions, the second tranche of the notes is currently expected to be issued later this year. The total aggregate principal amount of the two equal tranches of notes remains unchanged at equivalent to approximately US$120 million. The Company continues to intend to use the net proceeds from the Transaction for product research and development, global supply chain integration, overseas market expansion, strategic mergers and acquisitions, and general corporate purposes.

Mr. Jinfeng Huang, Founder, Chairman and CEO of Yatsen, stated: "We are pleased to welcome Hillhouse’s participation in the Transaction. As one of Yatsen’s largest and longest-standing shareholders, Hillhouse has supported the Company since 2018. Their continued commitment, together with Trustar Capital and my personal participation, reflects strong confidence in Yatsen’s long-term value and strategic direction. With the completion of the first tranche, we are better positioned to execute our growth strategy and create lasting value for shareholders over the long term."

The issuance of the securities under the Transaction has not been registered and is exempt from registration under the Securities Act of 1933, as amended. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the vision of becoming a world-class pioneer in beauty innovation. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom.

For more information, please visit http://ir.yatsenglobal.com/.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking

Exhibit 99.1

statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China's beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com